Reply to: Victor S. Dudas Direct Tel: 604.891.7786 Email: vzd@cwilson.com File No: 27583-0001

November 14, 2014

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC  20549
USA

Attention:	Tia L. Jenkins Senior Assistant Chief Accountant Officer of Beverages, Apparel, and Mining

Dear Sirs/Mesdames:
Re:Replicel Life Sciences, Inc. Form 20-F for the Year Ended December 31, 2013 Filed March 18, 2014 File No. 000-50112

We are counsel to the Company. We write in response to your letter of October 29, 2014 to David Hall, Chief Executive Officer of RepliCel Life Sciences, Inc. (the “Company”).  The Company’s responses are numbered in a manner that corresponds with your comments.

Form 20-F for the Year Ended December 31, 2013

Item 7. Major Shareholders and Related Party Transactions, page 30

B. Related Party Transactions, page 31

1.
Please revise future filings to provide all information required by Item 7(b) regarding the “trade payables and accrued liabilities” and other related party transactions, including the names of the related parties. Please provide draft disclosure.

The Company will ensure that future filings provide all information required by Item 7(b) regarding “trade payables and accrued liabilities” and other related party transactions. The following is draft disclosure for future filings:

B.           Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2012 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31, 2013	December 31, 2012
Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company	$14,818	$31,318
Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	1,050	-
McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	10,000	5,000
Kevin McElwee, an officer of our company	1,868	2,265
Peter Jensen, a director of our company	-	5,500
Peter Lewis, a director of our company	-	4,250
John Challis, a director of our company	-	4,000
	$27,736	$52,333

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

We incurred the following transactions with companies that are controlled by directors and/or officers of our company. The transactions were measured at the exchange amount which approximates fair value, being the amount established and agreed to by the parties.

	December 31, 2013	December 31, 2012	December 31, 2011
Research and development fees paid to:
- Tricholog GmbH, a company controlled by Rolf Hoffmann, a director and officer of our company	$190,053	$215,995	$103,563
- Dermaticum, a company controlled by Rolf Hoffmann, a director and officer of our company	11,342	4,680	-
- Rolf Hoffmann, a director and officer of our company	-	-	81,473
- McElwee Consulting Inc., a company controlled by Kevin McElwee, an officer of our company	56,785	53,571	53,571
General and administrative fees paid to:
- Wear Wolfin Designs, a company controlled by Matthew Wayrynen, a director of our company	$-	$-	$30,000
- Pamela Lynch, an officer of our company	-	-	15,750
- Berkley Resources, a company controlled by Matthew Wayrynen, a director of our company	-	-	9,000
- Bacchus Corporate Securities Law, a company controlled by Peter Jensen, a director of our company	-	-	6,620
	$258,180	$274,246	$299,977

Key management compensation

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity, and include executive directors, the Chief Executive Officer and the Chief Financial Officer. For details regarding the compensation, please see Item 6.B.

	December 31, 2013	December 31, 2012	December 31, 2011
General and administrative – salaries	$436,000	$411,000	$425,209
Stock-based compensation	125,487	161,565	313,665
	$561,487	$572,565	$738,874

Independent Auditor’s Report and Consolidated Financial Statement, page 1

Independent Auditor’s Report, page 2

2.
We note from the opinion paragraph of auditor’s report that your consolidated financial statements are presented in accordance with International Financial Reporting Standards. Please confirm to us whether your auditor opined on your consolidated financial statements in accordance with International Financial Reporting Standards as issued by International Accounting Standards Board (“IASB’). If so, confirm to us that your future filings will include an auditor’s report that states its opinion on whether your consolidated financial statements are presented in accordance with International Financial Reporting Standards as issued by IASB.

The Company confirms that its auditor opined on the December 31, 2013 consolidated financial statements as presented in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IASB”).  The Company will ensure that future filings will include an auditor’s report that states its opinion on whether the Company’s consolidated financial statements are presented in accordance with International Financial Reporting Standards as issued by IASB.  The Company has confirmed this with its auditors.

Notes to the Consolidated Financial Statements, page 8

Note 9. Licensing Revenue, page 26

3.
We note that you recognized revenue of $4,120,400 in 2013 related to the upfront payment you received from Shiseido under the Collaboration and Technology Transfer Agreement (the “Agreement”). We further note your disclosure that you did not allocate any of the upfront consideration to the future milestone payments under Article 4 of the Agreement. It appears to us that you have remaining obligations to perform under the Agreement and the upfront payment may be for services to be delivered over the entire contract period and should have been deferred and recognized on a basis that is consistent with the delivery over this period. Please provide us with your detailed analysis that supports your immediate recognition of the upfront payment under the Agreement, pursuant to IAS 18, including the identification of any goods or services that were provided in return for the upfront payment and the Company’s remaining obligations to perform.

The Company considered the requirements of IAS 18 in 2013 related to thcognition of revenue from the sale of goods and the rendering of services.  The requirements of these sections are included below:

IAS 18.14 defines the point of time that Revenue from the sale of goods shall be recognized when all the following conditions have been satisfied:

 (a)           the entity has transferred to the buyer the significant risks and rewards of ownership of the goods;

 (b)           the entity retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

 (c)           the amount of revenue can be measured reliably;

 (d)           it is probable that the economic benefits associated with the transaction will flow to the entity; and

 (e)           the costs incurred or to be incurred in respect of the transaction can be measured reliably.

IAS 18.20 states that when the outcome from the rendering of services can be estimated reliably, revenue associated with the transaction shall be recognized by reference to the stage of completion of the transaction at the end of the reporting period.  The outcome of a transaction can be estimated reliably when all of the following conditions are satisfied:

(a)           the amount of revenue can be measured reliably;

(b)   it is probable that the economic benefits associated with the transaction will flow to the entity;

(c)       the stage of completion of the transaction at the end of the reporting period can be measured reliably; and

(d)           the costs incurred for the transaction and the costs to complete the transaction can be measured reliably.

IAS 18.21 recognition of revenue by reference to the stage of completion of a transaction is often referred to as the percentage of completion method. Under this method, revenue is recognized in the accounting periods in which the services are rendered. The recognition of revenue on this basis provides useful information on the extent of service activity and performance during a period. IAS 11 also requires the recognition of revenue on this basis. The requirements of that Standard are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services.

The Company reviewed the Agreement and considered the appropriate sections for the recognition of revenue as two items: the collaboration and technology transfer and future milestone and royalty payments.  Article 4 of the Agreement outlines milestone and royalty payments payable by Shiseido to the Company.  There is an initial payment of ¥400,000,000 ($4,120,400) that is due within 30 days of the effective date of the Agreement (paragraph 4.1.1). The Agreement also provides for the following royalty payments:

4.1.2
Five hundred million yen (¥500,000,000), within ninety (90) days following the closing of Shiseido’s fiscal quarter during which Shiseido reaches cumulative net sales of the Collaboration Product (which shall be calculated in accordance with Exhibit G) of fifty billion yen ( ¥50,000,000,000);

4.1.3
One billion yen (¥1,000,000,000), within ninety (90) days following the closing of Shiseido’s fiscal quarter during which Shiseido reaches cumulative net sales of the Collaboration Product of one hundred billion yen (¥100,000,000,000);

4.1.4
One billion five hundred million yen (¥1,500,000,000), within ninety (90) days following the closing of Shiseido’s fiscal quarter during which Shiseido reaches cumulative net sales of the Collaboration Product of two hundred billion yen (¥200,000,000,000); and

4.1.5
Within ninety (90) days following the closing of Shiseido’s fiscal year, a royalty of three point five percent (3.5%) of Shiseido’s gross profits (which shall be calculated in accordance with Exhibit G) from the sale of the Collaboration Product in the fiscal year within each country of the Shiseido Territory.  The royalty will be payable for a period of ten (10) years following the first commercial launch of the Collaboration Product in each country within the Shiseido Territory.

The Company identified the following elements under the Agreement:

(a)	Transfer of Pre-Clinical Data and Clinical Protocol documentation to Shiseido;

(b)	Completion of a training plan;

(c)	A seat on the joint steering committee; and

(d)	The collection of future royalty payments

(a)         Transfer of Pre-Clinical Data and Clinical Protocol documentation:

RepliCel transferred its pre-clinical data and clinical protocol documentation to Shiseido during the year ended December 31, 2013, as data and protocol were provided to Shiseido throughout the early phase of the tech transfer. The majority of information was transferred on July 17, 2013, with the remaining information transferred by September 28, 2013.

The transfer of this information included the ability for Shiseido to develop and sell the product within ASEAN Countries (Brunei Darussalam, Cambodia, Indonesia, Laos, Malaysia, Myanmar, Philippines, Singapore, Thailand, and Vietnam).

(b)   Completion of training plan

Training was completed with Shiseido on the following dates:

▪	Lab Tech Transfer (in Vancouver): the training in the lab techniques was initiated on Sept 3 2013 and completed on Sept 28, 2013.

▪	GMP Tech Transfer (in Innsbruck): initiated on Nov 14, 2013 and completed on Nov 22, 2013.

All required training was completed prior to December 31, 2014.

The Company is not completing development work with, or for, Shiseido, and as a result the upfront payment represents consideration for the sale of the license to develop the product and then sell the product in a specific geographic location.

On the transfer and completion of the training plan, the Company has no continuing involvement in the development of the technology transferred in the ASEAN Countries.

Management of the Company reviewed the requirements of IAS 18.14 for the technology transfer and considers that the revenue recognition criteria has been met, and the risk of ownership was transferred to Shiseido, the Company has no continuing involvement nor effective control over the goods (the Company has no ongoing involvement in development in the ASEAN region), the amount can be measured reliably (the amount is defined in the Agreement), and it is probable that economic benefits will flow to RepliCel (cash payment was received).

The payment for the (a) technology transfer and (b) the completion of the training plan was recognized in accordance with IAS 18.14 when it was receivable.

(c)   Joint Steering Committee participation

The Company has a seat on a joint steering committee, although it is a protective right that it enjoys, and has no obligation to attend meetings or any other substantive obligations.  The Company has not retained substantive rights or obligations in respect of the license to develop and sell the technology transferred in ASEAN Countries.

(d)   Collection of future royalty payments

The future milestones under Article 4.1 of the agreement are related to commercial sales, over which the Company may earn a royalty.  However, the Company has no ability to influence those sales or how those sales are made. The Company has no significant obligations under the Agreement and is not required to perform any clinical development work with Shiseido.

Future milestone payments will be recognized when the receipt is probable and meets the revenue recognition criteria under IAS 18.20.

The royalty payments will be accrued as revenue in line with the underlying sales made by Shiseido (i.e. at the date they can be measured reliably).

Item 18. Financial Statements, page 47

3.
We note you refer your financial statement to Item 17. Please note that General Instruction E(c)(2) to Form 20-F requires that your financial statements be presented pursuant to Item 18 instead of Item 17. Please confirm to us that you will revise the reference to your financial statements in future filings under Item 18, or tell us why presenting your financial statements under Item 17 is appropriate.

The Company will ensure that future filings will file the Company’s financial statements under Item 18.

The Company acknowledges that:

(a)	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c)	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust you will find the foregoing to be in good order.  Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

CLARK WILSON LLP

Per: /s/ Victor Dudas

Victor S. Dudas

VZD/vzd

cc:    Brooke Hurford, CA
Director, Finance